EXHIBIT 99.1

Foremost Lithium Announces Closing of the Second Tranche of its Flow-Through Private Placement for Gross Proceeds of $1.455M

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Vancouver, British Columbia – April 29, 2024 - Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, announces that further to its press releases dated February 13, 2024 and March 13, 2024, on April 29, 2024, it closed the second tranche of its non-brokered private placement (the "Offering") for aggregate gross proceeds of $1,455,129.48.

Foremost issued 247,471 flow-through units (each, a “FT Unit”) at a subscription price of $5.88 per FT Unit, comprised of one flow-through common share in the capital of the Company (each, a “FT Share”) and one non-flow-through common share purchase warrant (each, a “Warrant”), entitling the holder thereof to purchase an additional non-flow-through common share in the capital of the Company (each, a “Warrant Share”), at an exercise price of $4.00 per Warrant Share, until April 29, 2026.

The Warrants will be subject to an accelerated expiry, if, at any time following the date of issuance, the volume weighted average trading price of the Shares on the Canadian Securities Exchange is or exceeds $6.00 for any 14 consecutive trading days, the Company may elect to accelerate the expiry date of the Warrants by giving notice to the holders, by way of a news release, that the Warrants will expire 30 calendar days following the date of such notice.

The gross proceeds from the issuance of the FT Units will be used to incur Canadian exploration expenses that will qualify, once renounced as “flow-through critical mineral mining expenditures”, as defined in subsection 127(9) of the Income Tax Act (Canada), and as “flow-through mining expenditures” as defined in section 11.7(1) of the Income Taxation Act (Manitoba). (collectively, the “Qualifying Expenditures”). In addition, the Qualifying Expenditures renounced to a subscriber that is an individual (other than a trust) will qualify for the Manitoba mineral exploration tax credit described in s. 11.7(2) of the Income Tax Act (Manitoba), a non-refundable investment tax credit deductible against provincial income taxes payable by such subscriber under the Income Tax Act (Manitoba).

In connection with the closing of the second tranche of the Offering, finders’ fees comprised of approximately $175 in cash consideration and 51 finder's warrants ("Finder's Warrants") was paid and issued to an eligible arm’s length finder. Each Finder's Warrant is exercisable to acquire a Share at a price of $3.40 per Share for a period of 24 months from the date of issue. All of the securities issued under the second tranche of the Offering will be subject to a hold period of four months and one day from the date of issuance expiring on August 30, 2024.

The FT Units, FT Shares, Warrants, and Warrant Shares (collectively, the “Securities”) have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act”) or any state securities laws. Accordingly, the Securities of the Company may not be offered or sold in the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any Securities offered and sold in the United States shall be issued as “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Secured Note

On May 10, 2022, the Company entered into a secured promissory note in the original principal amount of $1,145,520.08 (the “Loan”) with Jason Barnard and Christina Barnard (the "Lenders"). Effective May 10, 2023, the Company and the Lenders agreed to amend the promissory note to extend its term by one year and increase the interest rate to 11.35% payable in monthly installments of $8,000, with the balance of accrued interest payable on maturity (the “First Amended Note”). On April 26, 2024, the Company and the Lenders agreed to further amend the First Amended Note by issuing a second amended note (the “Second Amended Note”), which supersedes and replaces the First Amended Note, in the principal amount of $1,144,205.63 having a maturity date of May 10, 2025, accruing interest at the same rate of 11.35% per annum compounded monthly with monthly payments of $10,835, with the balance of accrued interest payable on maturity. The Second Amended Note is repayable at any time without penalty and matures on May 10, 2025.

Each of the Lenders are senior officers of the Company, and Mr. Barnard is a director of the Company, and the Lenders are, jointly, the largest shareholders of the Company. The amendment of the terms of the Loan and the issuance of the Second Amended Note constitutes a "related party transaction" under the policies of the Canadian Securities Exchange and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). As the Loan is less than 25% of the current market capitalization of the Company, the Loan is exempt from the formal valuation requirements of MI 61-101 by virtue of Section 5.5(a) – Fair Market Value Not More Than 25% of Market Capitalization. The Company is relying on Section 5.7(1)(f) – Loan to Issuer, No Equity or Voting Component for exemption from minority approval requirements of MI 61-101 since the Loan is not convertible into securities of the Company and since the Loan has been obtained on reasonable commercial terms that are not less advantageous to the Company that if the Loan was obtained from an arm’s length person. The terms of the Second Amended Note have been reviewed and unanimously approved by the Company’s board of directors as well as the Company’s audit committee.

*

*

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067

info@foremostlithium.com

Investor Relations

Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

*

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the use of proceeds of the Offering, plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. For forward-looking statements in this news release, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

[*      Certain portions of the news release have been redacted to comply with Rule 135c under the United States Securities Act of 1933, as amended.]